Flame Acquisition Corp.

700 Milam Street, Suite 3300

Houston, TX 77002

November 6, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	John Hodgin Lily Dang Jenifer Gallagher Anuja A. Majmudar Kevin Dougherty

Re:	Flame Acquisition Corp.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

Filed October 13, 2023

File No. 001-40111

To the addressees set forth above:

This letter sets forth the response of Flame Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated October 24, 2023 (the “Comment Letter”) with respect to Amendment No. 4 to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on October 13, 2023 (the “Preliminary Proxy”). Concurrently with the submission of this letter, we are filing an amendment to the Preliminary Proxy (“Amendment No. 5”) with the Commission through its EDGAR system.

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 5 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A filed October 13, 2023

Pipeline 901 Incident, page 252

1.

In response to comment 4, you discuss in your response letter that PPC is the entity that is responsible for obtaining the referenced regulatory approvals and will continue to be in the event any regulatory approvals are pending post-closing. Please clarify post close of the Sable-EM purchase agreement, which entity will be responsible for obtaining regulatory approvals. Please also disclose if a delay in regulatory approvals could delay the close of the Sable-EM Purchase Agreement, or alternatively, disclose if the Sable-EM Purchase Agreement can close before regulatory approvals are received necessary to restart production and discuss any impact this could have on the regulatory approval process. For example, you disclose that PPC/EM intends to submit to OSFM an alternative CBAT implementation plan that will not require Santa Barbara County zoning approval. If this plan is not submitted, or not approved by OSFM before the time shareholders approval the business combination and the substantially concurrent consummation of the transactions contemplated by the Sable-EM Purchase Agreement, please disclose any impact this could have on the regulatory approval process and the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 253 of Amendment No. 5.

2.

As part of Sable obtaining the SYU and Pipeline assets, you disclose on page 159 that following closing of the Sable-EM Purchase Agreement, Sable will similarly need to obtain a Line 901 and Line 903 permit transfer for Change of Ownership, Change of Guarantor, and Change of Operator from EM to Sable. Please disclose any risks from this requirement; for example, disclose if even after closing of the Sable-EM Purchase Agreement, if Sable will need to obtain a Line 901 and Line 903 permit transfer for Change of Ownership, Change of Guarantor, and Change of Operator from EM to Sable from the Santa Barbara County Planning Commission, and disclose if this transfer may not be approved and any resulting impact on your operations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 159 of Amendment No. 5.

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Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Flame Acquisition Corp.

By:	/s/ Gregory Patrinely
Name:	Gregory Patrinely
Title:	Executive Vice President and Chief Financial Officer

cc:	James C. Flores, Flame Acquisition Corp.

Ryan J. Maierson, Latham & Watkins LLP